UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

Commission File Number: 001-40300

KAROOOOO LTD.

(Exact name of registrant as specified in its charter)

10 Anson Road #12-14

International Plaza

Singapore 079903

+65 6255 4151

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On Monday, April 19, 2021, Karooooo Ltd. (“Karooooo”) announced that certain eligible shareholders of Cartrack Holdings Limited (“Cartrack”), other than Karooooo and the Cartrack Trust, (“Eligible Cartrack Shareholders”) have elected to use all or a portion of their cash consideration of R42.00 per Cartrack share, paid out pursuant to a scheme of arrangement under Section 114(1) (as read with Section 115) of the South African Companies Act, to subscribe for 9,410,712 issued Karooooo shares (“Karooooo Investment Shares”) (the “Reinvestment Offer”) and, pending final approval by the JSE, Karooooo will by way of an inward secondary listing list all its issued shares on the Main Board of the JSE.

The Reinvestment Offer closed on Friday, April 16, 2021. Eligible Cartrack Shareholders will receive their allocated Karooooo Investment Shares on Wednesday, April 21, 2021. An application has been submitted to the JSE for an inward secondary listing of 30,951,106 Karooooo shares in the “Software” sector and sub-sector on the Main Board of the JSE under the abbreviated name “Karoo,” JSE share code “KRO” and ISIN: SGXZ19450089 with effect from the commencement of trade on Wednesday, April 21, 2021.

Karooooo is listed on the Nasdaq Stock Market.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Karooooo Ltd.

By:	/s/ Isaias (Zak) Jose Calisto
	Name:	Isaias (Zak) Jose Calisto
	Title:	Chief Executive Officer

Date: April 19, 2021